WILMERHALE

                                                           Christopher P. Harvey

                                                             +1 617 526 6532 (t)
                                                            +1 617 526 5000 (f)
                                              christopher.harvey@wilmerhale.com


August 24, 2007

U.S. Securities and Exchange Commission Division of Investment Management Office of Insurance Products 100 F Street, N.E.
Washington, D.C. 20549


Re: Registration Statement on Form N-14 ("Registration Statement") Pioneer Variable Contracts Trust (the "Trust")
         File No. 333-144551

Ladies and Gentlemen:

This letter responds to comments of the staff of the Securities and Exchange Commission (the "Commission") transmitted orally on July 31, 2007 and August 1, 2007 relating to the Trust's Registration Statement, which was filed with the Commission on July 13, 2007. The Registration Statement relates to the proposed reorganizations of the following series of the Trust:


         --------------------------------- ----------------------------------- --------------------------------------
                                           Acquired Portfolio                  Acquiring Portfolio
         --------------------------------- ----------------------------------- --------------------------------------
         --------------------------------- ----------------------------------- --------------------------------------
         Proposal 1(a)                     Pioneer Value VCT Portfolio         Pioneer Fund VCT Portfolio
         --------------------------------- ----------------------------------- --------------------------------------
         --------------------------------- ----------------------------------- --------------------------------------
         Proposal 1(b)                     Pioneer America Income VCT          Pioneer Bond VCT Portfolio
                                           Portfolio
         --------------------------------- ----------------------------------- --------------------------------------


The Acquired Portfolios and the Acquiring Portfolios collectively are referred to herein as the "Portfolios." For the staff's convenience, its comments are restated below, followed by the Trust's responses. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the combined proxy statement / prospectus ("Proxy Statement").

General Staff Comments

Proxy Statement

Comment 1. Consider using a different defined term for each Portfolio because, based on the current definitions (e.g., "your Portfolio," the "Portfolios" or "Pioneer Portfolios"), it is difficult to distinguish between the Acquired Portfolios and Acquiring Portfolios.

Response: The Trust respectfully submits that the terminology used to define each Portfolio is consistent with the Trust's prior registration statements filed on Form N-14. In response to the staff's comment, however, applicable portions of the Proxy Statement have been revised to reflect each Portfolio's full name to clarify which Portfolio is being discussed. Other portions of the Proxy Statement will continue to refer to "each Portfolio" or the "Portfolios" where applicable (e.g., the section titled, "Additional Information About the Portfolios").

Comment 2. On page 4, under the heading "Why Your Portfolio's Trustees Recommend the Reorganizations," please revise the first bullet regarding the potential economies of scale and decrease in expenses because:

(1) With respect to Proposal 1(a), Pioneer Value VCT Portfolio's assets are only 1/8th the size of Pioneer Fund VCT Portfolio's assets, and it is unlikely that such a small incremental increase in the combined portfolio's assets will result in economies of scale or decrease in expenses; and

(2) With respect to Proposal 1(b), the combined Portfolio's gross expense ratio is estimated to be higher than Pioneer America Income VCT Portfolio's historical expense ratio.

Response:         Accepted.  The first bullet has been revised as follows:

"The opportunity to be part of a combined portfolio that may be better positioned in the market to further increase asset size over time because redundancies in product offerings will be eliminated, thereby strengthening Pioneer's efforts to pursue investment and marketing opportunities on behalf of the combined portfolio."

Comment 3. On page 5, under the heading "Why Your Portfolio's Trustees Recommend the Reorganizations," please revise the second sentence of the first bullet on page 5 which refers to each Pioneer Portfolio's "stronger performance" because:

(1) With respect to Proposal 1(a), Pioneer Fund VCT Portfolio's performance was not much stronger than Pioneer Value VCT Portfolio's performance for the calendar years ended December 31, 2005 and 2006 and was weaker than Pioneer Value VCT Portfolio's performance for the calendar year ended December 31, 2004; and

(2) With respect to Proposal 1(b), Pioneer Bond VCT Portfolio's performance was not much stronger than Pioneer America Income VCT Portfolio's performance for most calendar years, was weaker than Pioneer America Income VCT Portfolio's performance for certain calendar years, and the performance for periods prior to August 2, 2004 reflects the results of a predecessor portfolio's investment adviser.

Response:         Accepted.  The sentence referring to each Pioneer Portfolio's
"stronger performance" has been deleted and the bullet has been revised as follows:

"Each Portfolio has similar investment objectives and investment strategies."

Comment 4. On page 5, under the heading "Why Your Portfolio's Trustees Recommend the Reorganizations," please include the expiration date of any applicable expense limitation and a statement that there can be no assurance that the expense limitation will be extended beyond such date.

Response:         Accepted.  The bullet has been revised as follows:

"The combined portfolio's advisory fee rate will be the same as or lower than your Portfolio's current advisory fee rate. In addition, with respect to Proposal 1(a), the pro forma expense ratio for the combined portfolio's Class II shares is anticipated to be lower than the historical expense ratio of Pioneer Value VCT Portfolio's Class II shares. With respect to Proposal 1(b), the pro forma expense ratios for the combined portfolio's Class I and Class II shares are anticipated to be lower than the historical expense ratio of Pioneer America Income VCT Portfolio's corresponding class of shares after giving effect to the expense limitation, which will be in effect through May 1, 2009, assuming shareholders of Pioneer America Income VCT Portfolio approve the Reorganization. There can be no assurance that Pioneer will extend the expense limitation beyond May 1, 2009."

Proposal 1(a) - Pioneer Value VCT Portfolio and Pioneer Fund VCT Portfolio

Comment 5. On page 8, under the heading "Classes of Shares, Fees and Expenses," please revise the current statement regarding sales charges to make clear that the Reorganization will not cause the contract holder to incur any sales charge. The staff notes that the terms of the Variable Contract may require a fee to be charged in connection with the shares exchanged pursuant to a reorganization.

Response:          Accepted.  The statement under "Sales Charges" has been
revised as follows:

"The Reorganization will not cause the contract holder to incur any sales charge from the Portfolio. Please read your insurance company's separate account prospectus to determine whether any fees or charges may be imposed by the insurance company under the terms of your Variable Contract."

Comment 6. On page 10, please move the footnote to the shareholder fee table directly below the shareholder fee table.

Response:          Accepted.

Comment 7. On page 10, please clarify whether or not the management fee reduction referenced in footnote 1 to the shareholder fee table is a contractual reduction or a temporary voluntary reduction.

Response:         Accepted.  Footnote 1 has been revised as follows:

"Effective January 1, 2007, Pioneer contractually agreed to reduce its management fee from 0.75% of the Portfolio's average daily net assets to 0.70% of the Portfolio's average daily net assets."

Comment 8. On page 12, please indent the line items for each index listed in the "Average Annual Total Return" chart.

Response:         Accepted.

Comment 9. On page 13, under the second "Reason for the Proposed
Reorganization," please reconcile the first sentence, which states that each Portfolio has the same investment objective and substantially similar investment strategies, with the second sentence, which states that Pioneer Fund VCT Portfolio's performance track record best represents the investment strategies to be employed by the combined portfolio in the future.

Response:         Accepted.  The second sentence has been deleted.

Comment 10. On page 13, under the fourth "Reason for the Proposed
Reorganization," please:

(1) Revise the first and second sentence to clarify that each Portfolio will bear 25% of all of the expenses associated with the Reorganization, and Pioneer will bear the remaining 50% of the expenses.

(2) State whether the Board considered the disproportionate impact on Pioneer Value VCT Portfolio, in light of its small asset size, for bearing an equal amount of the Reorganization costs with Pioneer Fund VCT Portfolio. And if not, why not.

Response:         The Trust's responses are as follows:

(1) Accepted.

(2) The following disclosure has been added: "The Boards of both Portfolios considered that given the expected costs of the Reorganization, each Portfolio would bear 25% of all of the expenses associated with the preparation, printing and mailing of any shareholder communications, including this Proxy Statement/Prospectus, and any filings with the SEC and other governmental agencies in connection with the Reorganization. Pioneer will bear the remaining 50% of these expenses. The Boards of both funds estimate that these expenses in the aggregate will not exceed $15,000."

Proposal 1(b) - Pioneer America Income VCT Portfolio and Pioneer Bond VCT Portfolio

Comment 11. On page 15, please clarify in the third paragraph of the introduction that below investment grade debt securities are "junk bonds."

Response:         Accepted.  The reference to "junk bonds" has been added as a parenthetical next to "below investment grade bonds."

Comment 12.       On page 17, under the description of Pioneer Bond VCT
Portfolio's primary investments, it states that the Portfolio may invest a substantial portion of its assets in mortgage-related securities. Please clarify the meaning of a "substantial portion."

Response:         The Trust respectfully submits that this disclosure is
consistent with Pioneer Bond VCT Portfolio's current prospectus, dated
May 1, 2007, and no additional clarification is necessary. The Trust notes that mortgage-related securities represent a significant portion of the overall U.S. bond market, which include U.S. government securities.

Comment 13. In the summary comparison chart of each Portfolio's "Primary Investments" and "Other Investments," please move any risk disclosure to the section under the heading "Comparison of Principal Risks of Investing in the Portfolios." In addition, please clarify for Pioneer America Income VCT Portfolio's "Other Investments," what "see below" means.

Response: Accepted. Relevant risk disclosure has been moved to the heading "Comparison of Principal Risks of Investing in the Portfolios." In addition, under Pioneer America Income VCT Portfolio's "Other Investments," the statement has been expanded to state: "See below under "Temporary defensive strategies" and "Short-term trading."

Comment 14. On page 21, under the heading "Classes of Shares, Fees and Expenses," please revise the current statement regarding sales charges to make clear that the Reorganization will not cause the contract holder to incur any sales charge. The staff notes that the terms of the Variable Contract may require a fee to be charged in connection with the shares exchanged pursuant to a reorganization.

Response:          Accepted.  The statement under "Sales Charges" has been
revised as follows:

"The Reorganization will not cause the contract holder to incur any sales charge from the Portfolio. Please read your insurance company's separate account prospectus to determine whether any fees or charges may be imposed by the insurance company under the terms of your Variable Contract."

Comment 15. On page 21, under the heading "Classes of Shares, Fee and Expenses - Distribution and service (12b-1) fee," please clarify that, although Pioneer Bond VCT Portfolio has adopted a plan of distribution pursuant to Rule 12b-1 under the 1940 Act for its Class II shares, Class II shares have not yet been issued.

Response:         Accepted.

Comment 16. On page 23, under the heading "Principal Risks of Investing in Pioneer Bond VCT Portfolio," please add risk disclosure on investments in collateralized mortgage obligations ("CMOs"). In addition, supplementally explain how the Portfolio calculates its reserves for CMOs.

Response:         The Trust has revised the existing risk disclosure relating to mortgage-backed securities as follows:

"To the extent that either Portfolio invests significantly in mortgage-backed securities, including CMOs, its exposure to prepayment, extension, liquidity and credit risks may be greater than if it invests in other fixed income securities. These risks may be increased to the extent the underlying mortgages are issued to higher-risk borrowers."

Any of the Portfolios' investments in CMOs are valued in the same manner as other debt securities held by the Portfolios. The Trust respectfully submits that reserve calculations currently are not applicable with respect to the Portfolios' investments in CMOs.

Comment 17. On page 23, please make the following changes to the shareholder fee table:

(1) Create a separate fee table for each class of shares.

(2) Move the footnotes directly under the shareholder fee table.

(3) Delete the fee waiver and net expense line items from the shareholder fee table since the expense limitation does not extend for at least one year from the effective date of the Registration Statement

(4) In footnote (3), whether or not Pioneer can recover any amounts previously waived pursuant to the expense limitation agreement.

(5) Please clarify footnote (3) to explain in plain English the expense limitation agreement.

Response:         The Trust's responses are below:

(1) Accepted

(2) Accepted

(3) Pioneer has agreed to extend the combined portfolio's expense limitations to May 1, 2009, assuming that the reorganization occurs. In addition, as discussed with the various members of the Commission staff with respect to prior registration statements filed on Form N-14, the staff has agreed that it is appropriate to show the net historical expenses of each Portfolio in the shareholder fee table in connection with a proposed reorganization, regardless of whether these expense limitations expire less than one year from the effective date of the registration statement, because the net expenses provide a more accurate presentation of each Portfolio's expenses on a pre-reorganization basis. Therefore, the fee waiver and net expense line items will be reflected in the shareholder fee table for each Portfolio, as well as the combined portfolio.

(4) The Trust supplementally confirms that Pioneer cannot recover any amounts previously waived pursuant to the expense limitation agreement. The Trust respectfully submits that such additional disclosure is not necessary or required by Form N-14.

(5) Footnote (3) has been revised, in pertinent part, to state that "...Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, limit other ordinary operating expenses to the extent required to reduce the combined portfolio's Class I expenses to 0.62% of the average daily net assets attributable to Class I shares. Class II shares expenses are reduced only to the extent Portfolio-wide expenses are reduced for Class I shares."

Comment 18. On page 26, please add a footnote to the five-year, 10-year and since inception average annual total returns for Pioneer Bond VCT Portfolio to clarify that these returns reflect the performance of the predecessor portfolio.

Response:         Accepted.  The following footnote has been added:

"The performance of Class I shares of the Portfolio prior to December 10, 2004 reflects the performance of the predecessor portfolio."

Comment 19. On page 26, please indent the line items for each index listed in the "Average Annual Total Return" chart.

Response:         Accepted.

Comment 20. Supplementally explain why the Lehman Brothers Fixed-Rate Mortgage-Backed Securities Index is an appropriate benchmark index for Pioneer America Income VCT Portfolio since the Portfolio's average dollar weighted maturity generally will not exceed 20 years.

Response: The Trust notes that Pioneer America Income VCT Portfolio may invest in securities of any maturity and the Board has determined that both the Lehman Brothers Government Bond Index and the Lehman Brothers Fixed-Rate
Mortgage-Backed Securities Index are appropriate, broad-based benchmarks for the Portfolio.

Comment 21. On page 28, under the first "Reason for the Proposed
Reorganization," please revise the description of the potential economies of scale in light of each Portfolio's relatively small asset size.

Response:         Accepted.  The disclosure has been revised as follows:

"First, at their current asset size, neither Portfolio alone has sufficient assets to operate as effectively as many of their peers. The Reorganization would enhance the potential for the combined portfolio to achieve growth in assets because the combined portfolio would offer investors the opportunity to invest more broadly in debt securities and other investments in which your Portfolio may not invest. After the Reorganization, the combined portfolio's greater asset size, although still small relative to some of its peers, may be better positioned to further increase asset size over time because the Reorganization will eliminate redundancies in Pioneer's product offerings, thereby strengthening Pioneer's efforts to pursue investment and market opportunities."

Comment 22. On page 28, under the third "Reason for the Proposed
Reorganization," please:

(1) Provide the amount by which the combined portfolio's anticipated gross expense ratios exceed Pioneer America Income VCT Portfolio's gross expense ratios.

(2) Delete the following phrase from the third sentence of the paragraph: "which have the potential to decrease further with asset growth."

(3) State whether or not the Board considered that the combined fund's gross expense ratios (absent any fee waivers) would increase compared to Pioneer America Income VCT Portfolio's gross expense ratios.

Response:         The Trust's responses are as follows:

(1) Accepted. The following disclosure has been added to the paragraph: "The combined portfolio's total expense ratio (absent any expense limitation) for Class I and Class II shares is anticipated to be higher than your Portfolio's historical total expense ratios for its Class I and Class II shares by 0.07% and 0.04%, respectively..."

(2) Accepted. The phrase has been deleted.

(3) Accepted. The following disclosure has been added to the paragraph: "The Board considered the gross and net expense ratios of the combined portfolio relative to each Portfolio."

Comment 23. On page 28, under the fourth "Reason for the Proposed Reorganization," it states that the Boards also considered that a portion of Pioneer America Income VCT Portfolio's assets would likely be liquidated after the Reorganization in order that the resulting combined portfolio will reflect Pioneer Bond VCT Portfolio's ability to invest in a wide variety of fixed income securities, including below investment grade securities and non-U.S. securities, which will result in greater credit risks, additional transaction costs and higher turnover in the short term.

(1) Please reconcile this statement with the pro forma schedule of investments, which states that: "No adjustments are shown to the unaudited pro forma combined schedule of investments due to the fact that upon consummation of the merger no securities would need to be sold in order for Pioneer Bond VCT Portfolio to comply with its prospectus restrictions."

(2) Please explain why any liquidation costs would be beneficial to Pioneer America Income VCT Portfolio's shareholders.

(3) Revise the first and second sentence to clarify that each Portfolio will bear 25% of all of the expenses associated with the Reorganization, and Pioneer will bear the remaining 50% of the expenses.

Response:         The Trust's responses are as follows:

(1) The Trust respectfully submits that the two statements are not inconsistent with each other. Although the combined portfolio may, over time, sell some of the securities acquired as a result of the Reorganization, for purposes of the pro forma financial statements, the footnote accurately states that no security will need to be sold for Pioneer Bond VCT Portfolio to comply with its prospectus restrictions.

(2) The Trust respectfully submits that this disclosure is intended to highlight for the benefit of the Pioneer America Income VCT Portfolio's shareholders the various factors considered by the Board.

(3) Accepted. The disclosure has been revised to state that each Portfolio will bear 25% of all of the expenses associated with the Reorganization, and Pioneer will bear the remaining 50% of the expenses.

Comment 24. On page 30, under "Voting Rights and Required Vote," please:

(1) Identify whether a minimum number of votes must be received from the underlying contract holders in order to have a quorum or to satisfy the insurance companies' proportionate voting requirements for the purposes of Proposal 1(a) and Proposal 1(b).

(2) Please state that, because the insurance company will vote all of the shares of the Portfolio that it holds that are not attributable to any Variable Contract, as well as those shares for which no timely voting instruction was received from the contract holder, in the same proportion as the voting instructions timely received from its contract holders, a small number of contract holders may have a disproportionate impact on the votes.

Response:         Accepted.  The following disclosure has been added under
"Voting Rights and Required Vote:"

"There is no minimum number of votes that must be received from the underlying contract holders in order to obtain a quorum or to satisfy the insurance companies' proportionate voting requirements because the insurance companies, and not the underlying contract holders, are the "shareholders of record" entitled to be present and vote at the meeting. Because the insurance company will vote all of the shares of the Portfolio that it holds that are not attributable to any Variable Contract, as well as those shares for which no timely voting instruction was received from the contract holder, in the same proportion as the voting instructions timely received from its contract holders, a small number of contract holders may have a disproportionate impact on the votes. See "Information Concerning the Meeting - Voting by Contract Holders."

Comment 25. On page 31, under the heading "Additional Information About the Portfolios - Investment Adviser," it states that Pioneer has received a manager of managers exemptive order. Please clarify whether the manager of managers order applies to each Portfolio. And if not, then please state the effect of the Reorganization on each Portfolio assuming the order applies to one Portfolio and not the other.

Response: The Trust confirms that the manager of managers exemptive order applies to all existing and future series of the Trust.

Comment 26. On page 32, under the heading "Additional Information About the Portfolios - Net Asset Value," it states: "To the extent that a Portfolio invests in the shares of other registered open-end investment companies that are not traded on an exchange (mutual funds), such shares are valued at their published net asset values per share as reported by the funds." Please confirm that the Portfolios either currently do not invest in underlying mutual funds or that each Portfolio meets the de minimis amount required for the purposes of not having to disclose "Acquired Fund Fees and Expenses" in the shareholder fee table.

Response: The Trust confirms that the shareholder fee tables comply with the requirements of Form N-1A and that additional disclosure relating to "Acquired Fund Fees and Expenses" is not required because each Portfolio's investments in underlying funds meets the de minimis amount.

Comment 27. On page 36, under the heading "Information Concerning the Meeting," it states that Pioneer and its affiliates, together with a third party solicitation firm, have agreed to provide solicitation services to your Portfolio at a cost of approximately $[ ]. However, it also states that Pioneer has agreed to pay 50% of the estimated costs associated with each Reorganization. If Pioneer's estimated costs associated with each Reorganization are entirely offset by the solicitation fees it will receive in connection with each Reorganization, please provide a statement to this effect.

Response: Pioneer has confirmed that it does not anticipate retaining any fees in connection with its solicitation services. Therefore, Pioneer confirms that the estimated costs associated with the Reorganization would not be offset entirely by any solicitation fees it may receive.

Comment 28. On page 38, under the heading "Appraisal Rights," please add a statement requesting shareholders to refer to the terms of their Variable Contracts to determine whether the insurance company may charge any additional fees or charges in connection with redeeming a Portfolio's shares.

Response:         Accepted.  The following sentence has been added:

"Please read your insurance company's separate account prospectus to determine whether any fees or charges may be imposed by the insurance company under the terms of your Variable Contract."

Comment 29.       On the back cover page:

(1) Please include the telephone number for the Commission's reference room: (202) 551-8090.

(2) Please insert the Trust's Form N-1A registration statement numbers.

Response:         The Trust's responses are as follows:

(1) Accepted.

(2) The Trust respectfully submits that because this Registration Statement has its own number under the Securities Act of 1933, including a different registration statement number on the back cover page is unnecessary and may be confusing to shareholders.

Statement of Additional Information ("SAI")

Comment 30. Pioneer Fund VCT Portfolio's pro forma statement of assets and liabilities contains the line item, "due to affiliates" as a liability. Supplementally explain this line item. The staff refers the Trust to the restrictions set forth in Section 17(e) under the 1940 Act.

Response: This line item relates to fees payable to Pioneer's affiliates for transfer agency and distribution services.

Accountant's Comments

Proxy Statement

Proposal 1(a) - Pioneer Value VCT Portfolio and Pioneer Fund VCT Portfolio

Comment 31. On page 12, under the heading "Capitalization," please reconcile these numbers with the pro forma statement of assets and liabilities. Both the capitalization table and the pro forma statement of assets and liabilities should reflect the costs of the Reorganization.

Response:         Accepted.

Comment 32. On page 13, under the heading "Reasons for the Proposed Reorganization," there is no mention of liquidating any of Pioneer Value VCT Portfolio's securities. Supplementally confirm that Pioneer Value VCT Portfolio's securities will not need to be substantially liquidated. If so, then please disclose this fact and explain that it will generate costs.

Response: The Trust confirms that Pioneer Value VCT Portfolio's securities will not be required to be liquidated in connection with the Reorganization. However, the Trust has added disclosure stating that a portion of the Portfolio's securities may be liquidated after the reorganizations, which would result in transaction costs.

Proposal 1(b) - Pioneer America Income VCT Portfolio and Pioneer Bond VCT Portfolio

Comment 33. On page 27, under the heading "Capitalization, please confirm that these numbers reflect the costs of the Reorganization and make corresponding adjustments to the pro forma statement of assets and liabilities.

Response:         Accepted.

SAI

Pioneer Fund VCT Portfolio - Pro Forma Financial Statements

Comment 34. Please make the following changes to Pioneer Fund VCT Portfolio's pro forma statement of assets and liabilities:

(1) Show costs of the Reorganization in the "Pioneer Fund VCT Portfolio Pro Forma Adjustments" column.

(2) Make sure these adjustments flow through to the "Pioneer Fund VCT Portfolio Pro Forma Combined" column.

(3) Make sure that these numbers are consistent with the capitalization table.

Response:         Accepted.

Comment 35. Please address the following items relating to Pioneer Fund VCT Portfolio's pro forma statement of operations:

(1) Delete footnote (c). The pro forma statement of operations should not include adjustments for the costs of the reorganization.

(2) The line item, "Miscellaneous - Less management fees waived and expenses assumed by Pioneer Investment Management, Inc." is blank. Supplementally confirm there was no expense cap or that the expense cap was not triggered.

(3) Supplementally confirm that no adjustment is necessary for custodian fees.

Response: Accepted. The Trust confirms that there was no expense cap or the expense cap was not triggered, and the line item "Miscellaneous - Less management fees waived and expenses assumed by Pioneer Investment Management, Inc." has been revised accordingly. In addition, the Trust confirms that no adjustment is necessary for custodian fees.

Comment 36. Please make the following changes to Pioneer Fund VCT Portfolio's pro forma schedule of investments:

(1) Please add a footnote stating that the costs of the Reorganization are reflected.

(2) Make sure that the "Other Assets and Liabilities" and "Total Net Assets" line items are adjusted accordingly.

(3) Please add the statement that no adjustments are shown to the unaudited pro forma combined schedule of investments due to the fact that upon consummation of the Reorganization no securities would need to be sold in order for Pioneer Fund VCT Portfolio to comply with its prospectus restrictions.

Response:         Accepted.

Pioneer Bond VCT Portfolio - Pro Forma Financial Statements

Comment 37. Please make the following changes to Pioneer Bond VCT Portfolio's pro forma statement of assets and liabilities:

(1) Show costs of the Reorganization in the "Pioneer Bond VCT Portfolio Pro Forma Adjustments" column.

(2) Make sure these adjustments flow through to the "Pioneer Bond VCT Portfolio Pro Forma Combined" column.

(3) Make sure that these numbers are consistent with the capitalization table.

(4) Move the amount listed under Pioneer America Income VCT Portfolio's as a liability "Due to Affiliates" to the Pioneer Bond VCT Portfolio Pro Form Combined column.

Response:         Accepted.

Comment 38. Please make the following changes to Pioneer Bond VCT Portfolio's pro forma schedule of investments:

(1) Please add a footnote stating that the costs of the Reorganization are reflected.

(2) Make sure that the "Other Assets and Liabilities" and "Total Net Assets" line items are adjusted accordingly.

Response:         Accepted.

                                                       *****

The staff's comments and the Trust's responses will be reflected in the definitive Proxy Statement mailed to the shareholders of each Portfolio and filed with the Commission.

Per the staff of the Commission's request and pursuant to the Commission's press release ("Commission Staff to Publicly Release Comment Letters and Responses," 2004-89), the Trust acknowledges the following:

o the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on the Registration Statement, please contact either Elaina Kim at (617) 526-6685 (collect) or me at 617-526-6532 (collect), counsel to the Trust.


Best regards,





Christopher P. Harvey





cc:      Rebecca Marquigny, Esq. (SEC Division of
         Investment Management - Insurance Products)
         Jason Fox (SEC Accounting Staff - Insurance Products)
         Christopher J. Kelley, Esq.